Exhibit a(i)

NEWS RELEASE

Conditional sale of own A shares

STAVANGER, Norway, January 9, 2006 — The Smedvig shareholder structure has recently changed significantly. In that respect, the Company wants to contribute to a process where all shareholders within a reasonable time period are presented with an offer for their shares. Smedvig has therefore today accepted a conditional offer to sell to SeaDrill Limited 1,025,000 of own Class A shares, on the basis that all shareholders are receiving an offer. For additional information reference is made to the disclosure from SeaDrill Limited to the Oslo Stock Exchange.

Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no